July 1, 2010

Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Honeywell International Inc.
Form 10-K for the year ended December 31, 2009 Form 10-Q for the quarterly period ended April 3, 2010 File No. 001-08974

Dear Mr. Shenk:

This letter provides Honeywell International Inc.’s (Honeywell) response to your letter to David J. Anderson dated June 2, 2010, setting forth the Staff’s comments on the above referenced Form 10-K and Form 10-Q. The numbered paragraphs below correspond to the numbered paragraphs in your letter.

Form 10-K: For the fiscal year ended December 31, 2009

Item 1 A. Risk Factors
Risk Factors, page 11

1.

Staff’s Comment: We note your statement on page 11 that “Our business, operating results, cash flows and financial condition are subject to various risks and uncertainties, including, without limitation, those set forth below, any one of which could cause our actual results to vary materially from recent results or from our anticipated future results.” In a letter dated August 8, 2008 you represented that you would revise this language in future filings. Please tell us why you have not done so. Additionally please tell us whether you have discussed all known material risks, or as the disclosure suggests, only some material risks.

Our Response: We will make the revisions indicated in our letter dated August 8, 2008 in our Form 10-K for the year ending December 31, 2010. This omission in our most recent Form 10-K was an unintentional oversight. We hereby confirm that we have disclosed all known material risks.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.

Staff’s Comment: Please refer to the sections of MD&A titled “Consolidated Results of Operations” and “Review of Business Segments.” We note that while you have identified certain factors that have materially impacted (i) consolidated net sales and consolidated costs and (ii) each segment’s net sales and “segment profit,” you have provided only limited quantification of the actual financial impact of those factors. For example, in your comparative analyses of results of operations for fiscal year 2009 to results for fiscal year 2008, you generally have not quantified the absolute impact of lower sales volume, lower material costs, reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation), and/or indirect cost savings on (a) consolidated cost of products and services sold, (b) consolidated selling, general and administrative expenses, and (c) each segment’s reported profit. Please revise your disclosure to quantify the absolute impact of each factor identified, as well as any other factor that may have materially impacted your consolidated and/or segment results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Please provide your proposed expanded disclosure as part of your response.

Our Response: We will revise our disclosure beginning with our Form 10-Q for the quarter ended June 30, 2010, to provide additional quantification of the financial impact of items that materially impact our consolidated and segment results of operations.

As shown below (using full year 2009 results compared to 2008 as an example) we will quantify items that materially impact our consolidated cost of products and services sold, consolidated selling, general and administrative expenses, and each segment’s reported profit. Also, we propose expanding our segment disclosure to quantify the impact of organic revenue, operational segment profit, foreign exchange and acquisitions and divestitures on revenue and segment profit. These are the most significant items that affect period-to-period results. For context and ease of review, we have included the complete text of the relevant sections below.

Representative disclosure example for Consolidated Results of Operations:

Cost of Products and Services Sold

Cost of products and services sold decreased by $4,809 million or 17 percent in 2009 compared with 2008. The decrease is primarily due to an estimated decline in direct material costs of approximately $2.8 billion driven substantially by a 15 percent decrease in sales as a result of the factors discussed within the Review of Business Segments section of this MD&A. The remaining decrease consists primarily of reduced labor costs (reflecting reduced census, work scheduled reductions, benefits from prior repositioning actions and lower incentive compensation), the positive impact of indirect cost savings initiatives across each of our Business Segments and lower repositioning charges.

Gross margin increased by 1.6 percent in 2009 compared with 2008 primarily due to increases of 2.9 and 0.6 percent, respectively, in our Specialty Materials and Automation and Control Solutions segments due primarily to an estimated decrease in direct material costs of approximately $700 million and $650 million, respectively, other cost savings initiatives discussed above and lower repositioning charges. This increase was partially offset by lower margins in our Transportation Systems and Aerospace segments of 3.2 and 0.7 percent, respectively, due to lower sales (27% and 15% declines, respectively). The negative impact of lower sales on gross margins in these segments was partially offset by an estimated decrease in direct material costs of approximately $700 million and $750 million, respectively, and the impact of cost savings initiatives.

Selling, General and Administrative Expense

Selling general and administrative expenses (SG&A) as a percentage of sales increased by 0.2 of a percentage point in 2009 compared with 2008. The increase as a percentage of sales was driven by the 15 percent decrease in sales, substantially offset by i) the positive impact of indirect cost savings initiatives across each of our Business Segments, ii) reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation), and iii) lower repositioning charges, collectively resulting in decreased SG&A expense of $692 million.

Representative disclosure example for Review of Business Segment:

Automation and Control Solutions (ACS)

                    Results of Operations

	2009	2008	2007

	(Dollars in millions)

Net sales	$12,611	$14,018	$12,478
% change compared with prior year	(10)%	12%
Segment profit	$1,588	$1,622	$1,405
% change compared with prior year	(2)%	15%

Factors Contributing to Year-Over-Year Change	2009 vs. 2008		2008 vs. 2007

	Sales	Segment Profit	Sales	Segment Profit

Organic revenue / Operational segment profit	(9%)	(2%)	2%	9%
Foreign exchange	(4%)	(2%)	-	(1%)
Acquisitions and divestitures, net	3%	2%	10%	7%

Total % Change	(10%)	(2%)	12%	15%

2009 compared with 2008

ACS sales decreased by 10 percent in 2009 compared with 2008, primarily due to a 9 percent decrease in organic revenue (driven by decreased sales volume reflecting adverse global economic conditions) and an unfavorable impact of foreign exchange of 4 percent, partially offset by a 3 percent growth from acquisitions.

•         Sales in our Products businesses decreased by 11 percent, including (i) lower volumes of sales in each of our businesses (excluding the impact of acquisitions) and (ii) the unfavorable impact of foreign exchange. Softness in residential and industrial end-markets was partially offset by the positive impact of acquisitions, most significantly Norcross Safety Products.

•         Sales in our Solutions businesses decreased by 9 percent primarily due to the unfavorable impact of foreign exchange and volume decreases largely due to softening demand as a result of customer deferral of capital and operating expenditures. Orders decreased while backlog increased in 2009. Decreased orders are primarily due to the unfavorable impact of foreign exchange, softening demand (as noted above) and order timing and delays. Higher backlog is primarily due to longer duration projects. The impact of these factors was partially offset by the positive impact of acquisitions, most significantly the RMG Group.

ACS segment profit decreased by 2 percent in 2009 compared with 2008 principally due to a 2 percent negative impact of foreign exchange and a 2 percent decline in operational segment profit, partially offset by a 2 percent positive impact of acquisitions and divestitures. The decline in operational segment profit is primarily a result of the lower sales, discussed above, and inflation, partially offset by lower direct material costs (estimated to be approximately $650 billion) as well as, reduced labor costs (reflecting reduced census, work schedule reductions, benefits from prior repositioning actions and lower incentive compensation) and the positive impact of indirect cost savings initiatives.

Review of Business Segments, page 26

3.

Staff’s Comment: We note that your MD&A disclosure regarding your segments’ operating results discusses segment revenue and segment profit, but does not provide a comprehensive analysis of the costs incurred by your segments. In this regard, we believe that expanding your disclosure to specifically address the costs recognized by each segment would (i) allow for a more detailed discussion and analysis of certain significant captions presented on the face of the statement of operations (e.g., costs of products sold and costs of services sold) and (ii) provide a better understanding of whether and how changes in costs have directly impacted segment profitability and/or profit margin percentage. For example, we believe that additional disclosure regarding segment costs may facilitate further quantification and analysis of factors that may have directly impacted each segment’ s costs of sales and/or profitability during fiscal years 2008 and 2009, such as changes in sales volume, changes in the amount of research and development expense incurred, increases in costs attributable to acquired businesses, and fluctuations in raw material and/or component costs due to changes in procurement activities (e.g., the expiration of certain of your Aerospace segments’ long-term fixed supplier price agreements in 2009, as discussed on page 8 of the “Business” section of your Form 10-K). Furthermore, it would appear that a detailed analysis of segment costs would provide additional insight regarding the effectiveness of the repositioning activities and cost saving initiatives implemented at each segment. Please revise your MD&A disclosure accordingly, or advise. In connection with your expanded disclosure, consider (a) utilizing tables to identify, quantify, and present the various material costs incurred by each segment (i.e., including material components of cost of sales and changes thereto) and (b) revising your narrative disclosure to discuss any material fluctuations in the amounts presented in those tables. Provide your proposed expanded disclosure as part of your response.

Our Response: We will revise our disclosure beginning with our Form 10-Q for the quarter ended June 30, 2010, as described in the response to the Staff’s Comment 2 above.

4.

Staff’s Comment: Please analyze the relative factors that drive variances in the gross profit margin percentage for each segment to the extent not apparent from your analysis of variances in revenue and costs of revenues. Although a detailed discussion of the drivers underlying variances in revenues and associated costs may be presented within the respective segment analyses, the relative weight of each on the gross profit margin percentage may not be fully apparent or understood without a specific analysis in this regard. Provide your proposed revised disclosure as part of your response.

Our Response: We will revise our disclosure beginning with our Form 10-Q for the quarter ended June 30, 2010, as described in the response to the Staff’s Comment 2 above.

Liquidity and Capital Resources
Cash Flow Summary, page 37

5.

Staff’s Comment: We note that your MD&A discussion of cash provided by operating activities references changes in earnings and working capital and/or the period-to-period changes in certain reconciling items identified on the face of your statements of cash flows. Such references may not sufficiently explain the changes in actual cash receipts and cash disbursements, given that (i) earnings and working capital are recognized on an accrual basis and (ii) you prepare your statements of cash flows using the indirect method. Furthermore, we note that your Aerospace segment generates a material percentage of your reported consolidated sales revenue. In this regard, we note that the timing of revenue and expense recognition under the long-term contracts of your Aerospace segment may not necessarily correspond with the timing of cash receipts and disbursements under such contracts, as contract terms may (a) require your customers to make advance payments or (b) result in the recognition of deferred revenue or unbilled revenue, for which no cash is received. While we acknowledge that your comparison of 2008 cash flows to 2007 cash flows refers to changes in customer advances and deferred income, we believe a fuller discussion of the impact of such factors and the related underlying drivers would be useful, particularly due to the significance of the Aerospace segment. For the aforementioned reasons, we believe that you should expand your discussion and comparative analysis of cash provided by operating activities to place a greater emphasis on the actual cash impact of the factors identified. In this regard, we believe your revised disclosure should quantify material changes in cash receipts and cash disbursements and discuss the underlying factors that resulted in such changes. Please revise your disclosure accordingly, or advise. Provide your proposed expanded disclosure as part of your response. For further guidance, refer to Section IV.B of our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is available on our website at http://www.sec.gov/rules/interp33-8350.htm.

Our Response: Our current disclosure highlights and quantifies each of the material changes in our cash flows, specifically cash taxes, sale of insurance and long-term receivables, repositioning payments and total working capital. However, we propose to include additional discussion of underlying drivers of changes in operating cash flow specific to working capital, if material, beginning with our Form 10-Q for the quarter ended June 30, 2010. There were no material cash flow impacts related to unbilled receivables, deferred revenues and/or long-term contracts in 2009. We do, and will continue to, monitor related balance sheet accounts (i.e. unbilled receivables and deferred revenue) on a segment basis and will disclose the impact of long-term contract accounting on cash flow if material.

Below is an example of expanded disclosure regarding 2009 activity that we will include in our Form 10-K for the year ending December 31, 2010:

Cash provided by operating activities increased by $155 million during 2009 compared with 2008 primarily due to a favorable impact from working capital of $577 million (primarily due to a decrease in inventory of $479 million driven by reduced purchases of raw material and component inventory, lower production of finished goods in line with decreased sales volumes and inventory reduction initiatives across each of our segments), lower cash taxes of $449 million, and $155 million from the sale of long term receivables partially offset by decreased earnings, receipts from the sale of insurance receivables of $82 million in 2008 and higher repositioning payments of $43 million.

Liquidity, page 38

6.

Staff’s Comment: Please discuss both the benefits and the risks/costs associated with (a) sales of interests in designated pools of trade accounts receivables and (b) repurchases of trade accounts receivables. Your discussion should be in sufficient detail to provide an understanding as to why you enter such transactions. Your discussion should explain both the purpose for your ability to repurchase the accounts receivables and the circumstances under which the receivables would be repurchased. In addition, you should discuss the relative impact of the sales and repurchases of receivables on your liquidity and cash flows - for example, associated fees, discounts or premiums and the typical net cash impact of a sale and subsequent repurchase of the receivable sold. Furthermore, discuss any related impact to your financial position and/or results of operations. Provide your proposed expanded disclosure as part of your response.

Our Response: The trade accounts receivable program (“Program”) benefits the Company by providing an additional committed source of cost efficient liquidity. For example, we could utilize the Program to provide alternate liquidity if rates were more attractive than in the commercial paper market. The Program provides benefits to Honeywell similar to a revolving line-of-credit. We maintain a pool of receivables and can “borrow” against or “repay” amounts drawn against the pool, which serves as collateral for any borrowings. Our decisions to borrow or repay are made in conjunction with our broader cash planning activities which take into account our cash needs, expected operating cash flow and the cost of the Program relative to other sources of short-term liquidity. Given the small size of the Program relative to our other funding sources and the level of over-collateralization required under the Program, we believe the Program presents minimal risk to the Company. The relatively small amount of fees and discounts associated with the Program (approximately $10 million in 2009) does not have any material impact on our liquidity or cash flows.

Since the Program no longer has any off-balance sheet aspect, we do not expect to discuss the Program or the 2009 modification as part of our disclosure about off-balance sheet arrangements in future filings.

Beginning with our Form 10-K for the year ending December 31, 2010, we will include the following in our Liquidity disclosure:

As a source of liquidity, we sell interests in designated pools of trade accounts receivables to third parties. The sold receivables ($X and $0 million at December 31, 2010 and 2009, respectively) are over-collateralized and we retain a subordinated interest in the pool of receivables representing that over-collateralization as well as an undivided interest in the balance of the receivables pools. The terms of the trade accounts receivable program permit the repurchase of receivables from the third parties at our discretion, providing us with an additional source of revolving credit. As a result, program receivables remain on the Company’s balance sheet with a corresponding amount recorded as either Short-term borrowings or Long-term debt.

We will provide comparable disclosure in the footnotes to our financial statements.

Contractual Obligations and Probable Liability Payments, page 40

7.

Staff’s Comment: Please tell us the reason(s) why approximately 87.5% of your estimated asbestos related liabilities are expected to be paid between fiscal years 2010 and 2014, but you only anticipate collecting approximately 27.2% of the expected insurance recoveries related to your asbestos liabilities during the same period. As part of your response, also explain why the total amount expected to be paid for asbestos related liabilities during 2010 is significantly greater than (a) the annual amounts paid to satisfy asbestos related liabilities in prior years, (b) estimated annual payments for asbestos related liabilities in subsequent years, and (c) the total amount expected to be recovered through insurance policies over the next five years. Furthermore, please expand your disclosure in both the “liquidity and capital resources” section of MD&A and the footnotes to the financial statements to discuss any known reason(s) for the expected timing differences between the payment of the amounts recorded for asbestos related liabilities and the receipt of anticipated insurance recoveries.

Our Response: The asbestos related liability payments included in the Contractual Obligations and Probable Liability Payments table represent our best estimate at the date of filing of the amount and timing of NARCO and Bendix asbestos related cash payments based on our asbestos related liabilities that are probable and reasonably estimable as of December 31, 2009. As disclosed in our filings, NARCO estimated payments are based on the terms and conditions, including evidentiary requirements, specified in definitive agreements or agreements in principle and under the Trust Distribution Procedures. The estimated timing of NARCO payments depends principally upon the effective date of the federally-supervised 524(g) trust (“trust”), payment terms included in existing agreements with NARCO, NARCO’s parent company, and certain asbestos plaintiffs, and estimated claims filing rates in the trust.

Bendix payments are based on our estimate of pending and future claims, the timing of which is estimated based principally on our historical payment experience.

As disclosed in our filings, we expect that all pending and future asbestos claims based on exposure to NARCO products will be made against the trust, which was approved by the Bankruptcy Court in 2007 and will be established following the resolution of the Bankruptcy Court proceedings. The asbestos related liability payments in the table are higher in 2010 relative to prior years, subsequent years, and expected insurance recoveries over the next five years, reflecting our expectation as of the date of filing that the trust would be established in early 2010. On effectiveness of the NARCO Plan of Reorganization, certain payments are required to be made by the Company to NARCO and NARCO’s parent company. Additionally once the trust is established, we would be required to make certain payments under prior settlement agreements with asbestos plaintiffs and expect new claims to be filed which would require cash outflows. The sum of these expected payments resulted in a higher amount of asbestos related liability payments in the table for 2010 as compared to prior and subsequent years.

The asbestos insurance recoveries included in the Contractual Obligations and Probable Liability Payments table are based on our ongoing analysis of our remaining insurance coverage with respect to pending and future asbestos claims and our best estimate of recoverability. As disclosed in our filings, our analysis of probable insurance recoveries includes assumptions regarding the outcome of various judicial determinations relevant to our insurance programs, our ongoing review of the solvency of our insurers, our historical experience with our insurers, and consideration of the impact of any settlements reached with our insurers. For 2010 through 2014, the table assumes receipt in the applicable period of those probable insurance recoveries where we have concluded settlement agreements with our insurers with specified payment dates. Where probable insurance recoveries are not subject to concluded settlement agreements, but instead are covered by insurance policies, we have assumed collection will occur beyond 2014. In summary, the significant lag between the cash outflows for claim payments and the cash inflows from insurance recoveries reflects the specified payment dates in our concluded settlement agreements and the significant documentary requirements and timeline required to submit and collect insurance recoveries for other insurance claims.

We will expand our disclosure in the Contractual Obligations and Probable Liability table, beginning with our Form 10-K for the year ending December 31, 2010, to clarify that the timing of insurance recoveries are impacted by the terms of insurance settlement agreements, as well as the documentation, review and collection process required to collect on insurance claims.

Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies
Transfers of Financial Instruments, page 57

8.

Staff’s Comment: You disclose that the accounts receivables in which you sell interests to third parties are removed from the balance sheet at the time that they are sold. This appears to be inconsistent with your disclosure in Note 8 and elsewhere that receivables sold are required to remain on the balance sheet due to the modification of the accounts receivable program in Apri1 2009 that permits you to repurchase the receivables at your discretion. Please revise or advise.

Our Response: In addition to the accounts receivable program discussed in the response to the Staff’s Comment 6 above, we do from time to time sell trade and other receivables that qualify and are accounted for as sales. Historically, sales of trade or other receivables outside of the Program have not generally had a material impact on our financial position or results of operations. However, when appropriate, we have quantified the impact on our cash flows. For example, in the Liquidity section of our Management Discussion and Analysis in our Form 10-K for the year ended 2009, the comparison of 2009 to 2008 operating cash flows discloses the $155 million impact from the sale of long-term receivables in 2009 and the $82 million impact from the sale of insurance receivables in 2008.

We will clarify the disclosure in Note 1- Summary of Significant Accounting Policies, beginning with our Form 10-K for the year ending December 31, 2010, as follows:

Transfers of Financial Instruments—Sales, transfers and securitization of financial instruments are accounted for under authoritative guidance for the transfers and servicing of financial assets and extinguishments of liabilities.

We sell interests in designated pools of trade accounts receivables to third parties. The terms of the trade accounts receivable program permit the repurchase of receivables from the third parties at our discretion. As a result, these program receivables are not accounted for as a sale and remain on the Consolidated Balance Sheet with a corresponding amount recorded as either Short-term borrowings or Long-term debt.

At times we also transfer trade and other receivables that qualify as a sale and are thus are removed from the Consolidated Balance Sheet at the time they are sold. The value assigned to any subordinated interests and undivided interests retained in receivables sold is based on the relative fair values of the interests retained and sold. The carrying value of the retained interests approximates fair value due to the short-term nature of the collection period for the receivables.

Note 2 - Acquisitions and Divestitures, page 60

9.

Staff’s Comment: We note that during fiscal years 2009, 2008, 2007, you acquired businesses for aggregate costs of $468 million, $2.181 billion and $1.190 billion, respectively. We note further that goodwill comprised a material portion of the purchase price paid in connection with each of the acquisitions that you have disclosed. If future acquisitions result in the assignment of a significant portion of the purchase price to goodwill, please provide a qualitative description of the factors that resulted in the recognition of such goodwill. Refer to FASB ASC 805-30-50-1a (formerly paragraph 68(c) of SFAS No. 141(R)).

Our Response: If future acquisitions result in the assignment of a significant portion of the purchase price to goodwill, we will disclose these factors in the applicable filings.

Note 6 - Income Taxes, page 66

10.

Staff’s Comment: Please tell us and disclose, if appropriate, the reason(s) for the significant increase in the amount of foreign income from continuing operations before taxes” recognized for fiscal year 2008, as well as the reason(s) why the increase in foreign income does not appear to have materially impacted your company’s foreign income tax expense for the period.

Our Response: The increase in the amount of foreign income from continuing operations before taxes in 2008 compared to 2007 is largely driven by the $800 million increase in foreign sales during this period. The noted increase in foreign income did not result in a net increase to our foreign income tax expense during 2008 as the income generated in these foreign jurisdictions was taxed at a lower rate than in 2007. This impact is included in our reconciliation of the U.S. statutory rate to our effective income tax rate. The footnote to that table and the disclosure included under the heading Tax Expense in the Consolidated Results of Operations section of our Management Discussion and Analysis provide further disclosure about the material components of the change in our effective tax rate.

This overall impact on our effective tax rate of changes in foreign tax rates reflects tax rates in approximately 65 jurisdictions and numerous other factors in each of these jurisdictions, including, for example, local operating income, changes in local tax laws or relevant tax treaties, inter-company transactions, transfer pricing, tax loss utilization, local tax planning, and acquisitions and dispositions. Given the complexity of these factors and the inter-relationship between our foreign and domestic tax profiles, we do not believe that additional information in this area would be meaningful to users of our financial statements.

Note 21 - Commitments and Contingencies
Environmental Matters, page 83

11.

Staff’s Comment: It appears that over the last three years, your total environmental liability has primarily related to three matters - New Jersey chrome sites, Onondaga Lake and Dundalk Marine Terminal. These matters appear to have been established prior to 2007. However, we note that you have recognized accruals for environmental liabilities in every quarter from the beginning of 2007 through March 31, 2010. The total amount accrued over such period was $897 million. The total environmental liability at December 31, 2006 was $831 million. Please explain to us in sufficient detail the basis for the recurring accruals and the reasonableness of the amounts accrued, including the factors, circumstances and considerations associated with the quarterly amounts accrued. As part of your response, tell us why you believe the total amount of the environmental liability reported at December 31, 2006 and each succeeding quarter end was reasonable and adequate.

Our Response: While our disclosure of environmental matters over the last three years has primarily related to three matters – New Jersey Chrome Sites, Onondaga Lake and other sites in Syracuse, NY (collectively, “Syracuse, NY”) and Dundalk Marine Terminal, - our total environmental matters portfolio consisted of numerous sites during this time period. A summary of the composition of our environmental liability at each year-end from December 31, 2006 through December 31, 2009, and as of March 31, 2010, and related statement of operations charges for the years 2007 through 2009, and for the first quarter of 2010 follows:

*                                *                                *

Confidential Treatment Requested By Honeywell***

(tables omitted)

In Note 21 (“ - Commitments and Contingencies”), we disclose the total amount of our environmental liabilities (including details of changes for the periods presented) as there are no sites that are considered individually material to our financial position based on disclosure guidance in Rule 5-02 of Regulation S-X (i.e., no sites with corresponding accruals or reasonably possible exposure greater than 5% of current and total liabilities). For the vast majority (generally in excess of 95%) of our sites with environmental liabilities, such liabilities are less than $5 million. We have disclosed individual matters (i.e., New Jersey Chrome, Syracuse, NY and Dundalk Marine Terminal) in Note 21 due to the following considerations: i) the scope and complexity of these matters as well as whether the remediation costs for these matters, when determinable, could have a material adverse impact on our results of

*** Designates omitted confidential portions. Such portions are subject to a Confidential Treatment Request.

operations in the periods when recognized; or ii) the materiality of charges relating to these matters in the periods when recorded (see, e.g., the charges recorded in 2008 related to the Syracuse and NJ Chrome sites described on page 65 of our 2009 Form 10-K).

As disclosed in our filings, environmental liabilities are recorded when environmental remedial efforts or damage claim payments are probable and the costs can be reasonably estimated. The existence of a liability for environmental costs becomes determinable and the amount of the liability becomes estimable over a continuum of events and activities that help to frame and define the liability. Events or activities that may trigger the recognition of environmental liabilities include, but are not limited to, the following: identification and verification of the Company as a potentially responsible party, the entry into an administrative consent order with a governmental agency, the completion of a feasibility or corrective measures study and receipt of a final engineering estimate. Also, the recorded liabilities are adjusted periodically as remediation efforts progress or as additional technical, regulatory, or legal information becomes available. For example, as disclosed in the table above, we incurred charges of $200 million in 2008 for Syracuse sites. As disclosed in our filings, $190 million of these charges were recognized in the third quarter of 2008. Of this amount, $100 million related to the resolution of technical design issues regarding the remediation plan for Onondaga Lake (as previously disclosed, the ultimate cost of the remediation of the Lake depended upon the resolution of these issues), and $90 million reflected the estimated cost of proposed remedial actions to be taken at other sites located in Syracuse, New York in accordance with remediation plans submitted to state environmental regulators. At December 31, 2006 and for each succeeding quarter-end through March 31, 2010, the recorded environmental reserves were based upon the probable and estimable costs for all of our known environmental sites at that time. These liabilities have been recorded based upon triggering events and activities such as those described above and, as such, we believe that our total environmental liability for each of the periods indicated are appropriately recorded.

12.

Staff’s Comment: Please consider disclosing the amount of liability accrued for each identified environmental matter so that investors may have an understanding of the relative magnitude of each, as encouraged by FASB ASC 410-30-50-10d.l.

Our Response: As discussed in our response to the Staff’s Comment above, there are no sites that are considered individually material to our financial position. Accordingly, we do not believe that disclosing the amount of liability accrued for each identified environmental matter would be meaningful to users of our financial statements. However, we will consider such disclosure in future filings should environmental liabilities at any individual site become material.

Note 22 - Pension and Other Postretirement Benefits, page 94

13.

Staff’s Comment: We note that your pension footnote provides the required disclosures regarding your U.S. defined benefit pension plans and your non-U.S. defined benefit plans on a combined basis. However, given that the projected benefit obligation related to your non-U.S. defined benefit plans comprised approximately 24 percent of the projected benefit obligation for all plans at December 31, 2009, it appears that it may be appropriate for you to provide the pension disclosures related to your U.S. defined benefit plans and your non-U.S. defined benefit plans on a separate basis. In this regard, please revise your disclosure, or tell us why you believe that your current disclosure is adequate. Refer to FASB ASC 715-20-50-4 (formerly paragraph 7 of SFAS No. 132(R)) for further guidance.

Our Response: We will revise our disclosure, beginning with our Form 10-K for the year ending December 31, 2010, to include separate disclosures for our U.S. and non-U.S. defined benefit plans.

Note 23 - Segment Financial Data, page 99

14.

Staff’s Comment: Based upon your footnote disclosure, it appears that your reportable segments have been determined based upon the nature of the products and services that they offer. However, we also note that each of your reportable segments appears to offer several diverse products and/or services. In this regard, we believe that it may be appropriate for you to expand your footnote disclosure to provide additional information regarding the amount of revenue generated within each reportable segment (i.e., from external customers) for (i) each major product and service or (ii) grouping thereof, on a basis less broad than the current reportable segment level, such as the basis used to discuss each segment’s results in MD&A. We believe that the additional footnote disclosure will provide meaningful information that could facilitate a better understanding of the extent to which changes in the revenue generated by specific products or services have impacted (a) the total revenue generated by each segment and (b) your company’s consolidated revenue. Please revise your footnote disclosure accordingly, and provide us with a sample of your proposed expanded disclosure as part of your response. Refer to FASB ASC 280-10-50-40 (formerly paragraph 37 of SFAS No. 131) for further guidance.

Our Response: Our operating segments are based on our primary business activities whose operating results are regularly reviewed by our chief operating decision maker, our Chief Executive Officer. Our reportable segments are the same as our four operating segments. We have not aggregated operating segments based on the similar economic characteristics such as nature of products and services sold.

We agree that additional disclosure detailing revenue from external customers, separating products and services sold, could provide meaningful information, if material. In the case of the Company, however, no individual products or services have materially impacted consolidated revenue or revenue generated by a specific segment. We will revise our disclosure, beginning with our Form 10-K for the year ending December 31, 2010, utilizing the below format.

	Years Ended December 31,

	2009	2008	2007

	(dollars in millions)
Net Sales
Aerospace
Product	$5,930	$7,676	$7,657
Service	4,833	4,974	4,579

Total	10,763	12,650	12,236

Automation and Control Solutions
Product	10,699	11,953	10,555
Service	1,912	2,065	1,922

Total	12,611	14,018	12,477

Specialty Materials
Product	3,895	4,961	4,583
Service	249	305	283

Total	4,144	5,266	4,866

Transportation Systems
Product	3,389	4,622	5,009

Total	3,389	4,622	5,009
Corporate	1	—	—

	$30,908	$36,556	$34,588

Note 26 - Unaudited Quarterly Financial Information, page 102

15.

Staff’s Comment: Please add footnotes to your table of “unaudited quarterly financial data,” which briefly describe or cross-reference to a discussion of factors that have materially affected the comparability of the information reflected therein. For example, we believe that it may be appropriate to provide footnotes that describe (i) the gain recognized in connection with the sale of your Consumables Solutions business in July of 2008 and (ii) the substantially larger accrual recorded for environmental liabilities during the third quarter of fiscal year 2008. In addition, please consider whether similar disclosure should accompany your table of “selected financial data” presented in “Item 6” of your Form 10-K. Refer to Item 302(a)(3) of Regulation S-K, as well as Instruction 2 to Item 301 of Regulation S-K, for further guidance.

Our Response: Beginning with our Form 10-K for the year ending December 31, 2010, we will add the following disclosure as a footnote to the Earnings Per Share line items in both Item 6 and in our footnote table of Unaudited Quarterly Financial Data:

For the year ended December 31, 2008, Earnings from continuing operations includes a $417 million, net of tax gain resulting from the sale of our Consumables Solutions business (see Note 2) as well as a charge of

$465 million for environmental liabilities deemed probable and reasonably estimable during 2008 (see Note 3).

We will also include footnote disclosure about the effects of any material disposal of a business, and extraordinary, unusual or infrequently occurring items that materially affect the comparability of our current and prior period results.

Form 10-Q: For the quarterly period ended April 3, 2010

Item 1. Financial Statements
Notes to Financial Statements

Note 6 - Accounts, Notes and Other Receivables, page 10

16.

Staff’s Comment: Based upon your disclosure in Note 8 to the financial statements presented in your fiscal year 2009 Form 10-K, unbilled receivables represented approximately 19% and 20% of your total short-term trade receivables balances at December 31, 2009 and December 31, 2008, respectively. Given that unbilled receivables have historically comprised a material portion of your total short-term receivables balance, we believe that it may be meaningful for you to disclose the amount of unbilled receivables in your quarterly reports. Please revise your disclosure accordingly

Our Response: While unbilled receivables have comprised a significant portion of our total accounts receivable, they are relatively stable as a percentage of total accounts receivable as shown in the below table.

(in millions)	2008				2009				2010

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1

Unbilled receivables	1,163	1,278	1,372	1,195	1,214	1,245	1,276	1,167	1,233

Trade receivables	6,170	6,628	6,523	5,893	5,429	6,049	6,243	6,183	6,060

Unbilled as a % of Trade	19%	19%	21%	20%	22%	21%	20%	19%	20%

Beginning with our Form 10-Q for the quarter ended June 30, 2010, we will add the following disclosure to Note 6 - Accounts, Notes and Other Receivables:

Trade Receivables includes $X and $1,167 million of unbilled balances under long-term contracts as of June 30, 2010 and December 31, 2009, respectively. These amounts are billed in accordance with the terms of customer contracts to which they relate.

* * * * * * * *

Honeywell acknowledges its responsibility for the adequacy and accuracy of the disclosure in its filings under the Securities Exchange Act of 1934. We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking action with respect to the filings and that Honeywell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any aspect of this letter, please call the undersigned at (973) 455-3354, or Tom Larkins, Vice President, Secretary and Deputy General Counsel, at (973) 455-5208.

Sincerely,

/s/ Kathleen A. Winters

Kathleen A. Winters
Vice President and Controller